Exhibit 4.3

MANAGEMENT’S REPORT

Management’s Responsibility to the Unitholders

      The financial statements are the responsibility of the management of Pengrowth Energy Trust. They have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgements, where appropriate.

      Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements.

      Management is also responsible for ensuring the management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of three non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

      KPMG, the independent auditors appointed by the unitholders, have audited Pengrowth Energy Trust’s consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

/s/ JAMES S. KINNEAR	/s/ GORDON M. ANDERSON

James S. Kinnear	Gordon M. Anderson
President and Chief Executive Officer	Vice President and Interim Chief Financial
February 25, 2002	Officer

AUDITORS’ REPORT

To the Unitholders of

Pengrowth Energy Trust

      We have audited the consolidated balance sheets of Pengrowth Energy Trust as at December 31, 2001 and 2000 and the consolidated statements of income and distributable income, unitholders’ equity and cash flow for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2001 and 2000 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
February 25, 2002

PENGROWTH ENERGY TRUST

CONSOLIDATED BALANCE SHEETS

	As at December 31

	2001	2000

	(stated in thousands of
	dollars)
ASSETS
CURRENT ASSETS
Cash	$3,797	$4,533
Accounts receivable	27,859	33,103
Inventory	2,687	8,509

	34,343	46,145
REMEDIATION TRUST FUND (Note 3)	6,470	5,515
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS (Note 5)	1,208,526	1,038,823

	$1,249,339	$1,090,483

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$31,359	$40,396
Distributions payable to unitholders	22,207	48,010
Due to Pengrowth Management Limited (Note 10)	523	1,941
Current portion of obligation under capital lease	—	553

	54,089	90,900
LONG-TERM DEBT (Note 6)	345,456	286,823
FUTURE SITE RESTORATION COSTS	32,591	25,285
FUTURE INCOME TAXES (Note 9)	—	45,510
TRUST UNITHOLDERS’ EQUITY (Note 7)	817,203	641,965

	$1,249,339	$1,090,483

Approved on behalf of Pengrowth Energy Trust by Pengrowth Corporation, as Administrator:

/s/ THOMAS A. CUMMING	/s/ FRANCIS G. VETSCH

Thomas A. Cumming	Francis G. Vetsch
Director	Director

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST

CONSOLIDATED STATEMENTS OF INCOME AND DISTRIBUTABLE INCOME

	Years ended December 31

	2001	2000

	(stated in thousands of
	dollars)
REVENUES
Oil and gas sales	$469,929	$416,228
Processing and other income	7,071	5,520
Crown royalties	(65,703)	(70,111)
Alberta Royalty Tax Credit	500	517
Freehold royalties and mineral taxes	(6,757)	(6,994)

	405,040	345,160
Interest and other income	1,348	5,788

NET REVENUE	406,388	350,948
EXPENSES
Operating	104,943	65,195
Amortization of injectants for miscible floods	47,448	32,463
Interest	18,806	17,354
General and administrative	7,467	7,081
Management fee (Note 10)	7,120	6,873
Capital taxes	2,659	1,830
Depletion and depreciation	124,208	89,253
Future site restoration	8,529	7,612

	321,180	227,661

INCOME BEFORE THE FOLLOWING	85,208	123,287
Royalty income attributable to royalty units other than those held by Pengrowth Energy Trust	58	72

NET INCOME	85,150	123,215
Add: Depletion, depreciation and future site restoration	132,737	96,865
Alberta Royalty Credit received during year	517	1,378
Deduct: Alberta Royalty Credit accrued for year	(500)	(517)
Remediation expenses and trust fund contributions (Note 3)	(2,117)	(2,601)

DISTRIBUTABLE INCOME	$215,787	$218,340

NET INCOME PER UNIT (Note 11) Basic	$1.201	$2.213

Diluted	$1.197	$2.194

DISTRIBUTABLE INCOME PER UNIT (Note 11)
Based on weighted average units outstanding	$3.043	$3.922

Based on actual distributions paid or declared	$3.010	$3.785

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOW

	Years ended
	December 31

	2001	2000

	(stated in thousands of
	dollars)
CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$85,150	$123,215
Items not involving cash
Depletion, depreciation and future site restoration	132,737	96,865
Amortization of injectants	47,448	32,463
Purchase of injectants	(56,352)	(46,782)
Expenditures on remediation	(1,223)	(871)
Gain on sale of marketable securities	—	(2,741)

Funds generated from operations	207,760	202,149
Distributions	(241,590)	(197,826)
Changes in non-cash operating working capital (Note 8)	(2,919)	4,976

	(36,749)	9,299

FINANCING
Change in long-term debt	58,080	56,571
Proceeds from issue of trust units	305,875	178,500

	363,955	235,071

INVESTING
Expenditures on property acquisitions	(280,058)	(181,628)
Expenditures on property, plant and equipment	(74,026)	(59,759)
Proceeds on property dispositions	23,567	—
Change in Remediation Trust Fund	(955)	(1,730)
Marketable securities	—	5,333
Change in non-cash investing working capital (Note 8)	3,530	(798)

	(327,942)	(238,582)

INCREASE (DECREASE) IN CASH	(736)	5,788
CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT BEGINNING OF YEAR	4,533	(1,255)

CASH AND TERM DEPOSITS AT END OF YEAR	$3,797	$4,533

See accompanying notes to the consolidated financial statements

PENGROWTH ENERGY TRUST

CONSOLIDATED STATEMENTS OF TRUST UNITHOLDERS’ EQUITY

	Years ended
	December 31

	2001	2000

	(stated in thousands of
	dollars)
Unitholders’ equity at beginning of year	641,965	$558,590
Units issued, net of issue costs	305,875	178,500
Net income for year	85,150	123,215
Distributable income	(215,787)	(218,340)

TRUST UNITHOLDERS’ EQUITY AT END OF YEAR	$817,203	$641,965

PENGROWTH ENERGY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001 and 2000
(tabular amounts are stated in thousands of dollars except per unit amounts.)

1.     Structure of the Trust

      Pengrowth Energy Trust (“EnergyTrust”) is a closed-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and ComputerShare Investor Services Inc. (formerly Montreal Trust Company of Canada). Operations commenced on December 30, 1988. The beneficiaries of EnergyTrust are the holders of trust units (the “unitholders”).

      EnergyTrust acquires and holds royalty units issued by the Corporation, which entitles EnergyTrust to the net revenue generated by Corporation’s petroleum and natural gas properties less certain defined charges. In addition, unitholders are entitled to receive the net cash flows from other investments that are held directly by EnergyTrust. As at December 31, 2001 EnergyTrust owned 99.9 percent of the royalty units issued by the Corporation.

      Pengrowth Management Limited (the “Manager”) is responsible for the management of the business affairs of the Corporation and the administration of EnergyTrust. At December 31, 2001, the shares of the Corporation were wholly owned by the Manager, and the Manager is controlled by a director of the Corporation. Subsequent to year-end, Corporation issued 1,000 common shares to EnergyTrust for proceeds of $1,000 resulting in EnergyTrust owning 91% of the common shares of Corporation.

      Under the terms of the Royalty Indenture,the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2001 and 2000, the Corporation was not eligible to retain this Residual Interest.

2.     Significant Accounting Policies

     Basis of Presentation

      EnergyTrust’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and they include the accounts of EnergyTrust and the accounts of Corporation (collectively referred to as “Pengrowth”). All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.

      Although there is no legal ownership between EnergyTrust and Corporation, EnergyTrust, through the royalty, obtains substantially all the economic benefits of Corporation. In addition, the unitholders of EnergyTrust have the right to elect the majority of the board of directors of Corporation (see note 1).

     Property Plant and Equipment

      Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of acquiring such interests are capitalized and depleted on the unit of production method based on proved reserves before royalties as estimated by independent engineers. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.

      General and administrative costs are not capitalized other than to the extent they are directly related to a successful acquisition, or to the extent of Pengrowth’s working interest in capital expenditure programs to which overhead fees can be recovered from partners. Overhead fees are not charged on 100 percent owned projects.

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

      Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

      Pengrowth places a limit on the aggregate carrying value of property, plant and equipment and deferred injectant costs that may be carried forward for depletion against revenues of future periods (the “ceiling test”). The cost of these assets less accumulated depletion and depreciation is limited to an amount equal to the estimated future net revenue from production of proved reserves (based on unescalated prices and costs at the balance sheet date) less estimated future general and administrative costs, financing costs and management fees.

Injectant Costs

      Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 30 months.

Inventory

      Inventories of crude oil, natural gas and natural gas liquids are stated at the lower of cost and net realizable value.

Future Site Restoration Costs

      Provisions for future site restoration costs are made over the life of the oil and gas properties and facilities using the unit of production method. Costs are based on engineering estimates considering current regulations, costs and industry standards. Pengrowth has placed cash in a segregated remediation trust account to fund certain site restoration costs for the Judy Creek and Swan Hills properties. Contributions to the remediation trust account and remediation expenditures not funded by the trust account are charged against distributable income in the period incurred.

Income Taxes

      EnergyTrust is a taxable trust under the Income Tax Act (Canada). No provision has been made for income taxes by EnergyTrust in these financial statements, as income taxes are the responsibility of the individual unitholders and EnergyTrust distributes all of its income to its unitholders. In 2001, EnergyTrust allocated $124.3 million in taxable income or $1.795 per unit to unitholders (2000 — $110.4 million, or $1.983 per unit).

      The Corporation follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Corporation’s financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. In determining its taxable income, the Corporation deducts royalty payments to the unitholders. In 2001, net income of the Corporation, after deducting royalty payments to royalty unitholders, was nil. If the Corporation ever lacked sufficient deductions to reduce taxable income to nil, the taxes would be deducted from royalty payments to unitholders.

Trust unit compensation plans

      Pengrowth has a number of trust unit compensation plans, the accounting policies for which are described in Note 7.

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

Risk Management

      Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

      Interest rate swaps are used to manage exposure to changes in interest rates. The net receipts or payments arising from interest rate swaps are recognized in income as a component of interest expense during the same period as the corresponding hedged position.

Measurement Uncertainty

      The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

      The amounts recorded for depletion, depreciation and amortization of injectants and the provision for abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

     Earnings per unit

      In the fourth quarter of fiscal 2000,Pengrowth adopted the Canadian Institute of Chartered Accountants’ new standard with respect to the computation,presentation and disclosure of earnings per unit. The impact of adopting the new standard on the periods presented is not significant. Under the new standard,the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method,only “in the money” dilutive instruments impact the diluted calculations.

3.     Remediation Trust Fund

      Pursuant to a Purchase and Sale Agreement dated August 15,1997 between Pengrowth and Imperial Oil Resources (“Imperial”),a trust was established to fund certain remediation obligations of the Judy Creek and Swan Hills properties. ComputerShare Investor Services Inc. is the trustee for the Remediation Trust Fund. With respect to the current and future years,Pengrowth agreed to make a contribution of $250,000 on October 15,2001 and a contribution of $250,000 per annum for each year subsequent to 2001 to the Remediation Trust Fund. In addition,Pengrowth makes a monthly trust fund contribution equivalent to $0.10 per boe of production from the Judy Creek properties.

      Every five years Pengrowth must deliver a report to Imperial evaluating the assets in the trust fund and the outstanding remediation obligations, and make recommendations as to whether contribution levels should be changed. If Imperial does not consent to recommended changes in the contribution level,the matter may be arbitrated.

      The following summarizes Pengrowth’s Remediation Trust Fund contributions for 2001 and 2000 and Pengrowth’s expenditures on remediation activities not covered by the trust fund:

	2001	2000

Contributions to Remediation Trust Fund	$1,002	$2,461
Remediation expenditures not covered by the Trust Fund	1,115	140

	$2,117	$2,601

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

4.     Acquisitions

      In June 2001,Pengrowth acquired an 8.4% royalty interest in the Sable Offshore Energy Project for cash consideration of $252.0 million and forgiveness of a note payable of $4.2 million. The acquisition has been accounted for by the purchase method with the results of operations of the acquired assets included in the financial statements from the date of acquisition.

      The following unaudited proforma information provides an indication of what Pengrowth’s results of operations would have been had the acquisition taken place on January 1.

	2001(a)	2000(b)

	unaudited	unaudited
Oil and gas sales	$537,954	$504,010
Net income	$122,014	$162,742
Net income per unit
Basic	$1.618	$2.445
Diluted	$1.613	$2.432

(a)	assumes acquisition took place on January 1,2001

(b)	assumes acquisition took place on January 1,2000

5.     Property, Plant and Equipment and Other Assets

	2001	2000

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at cost	$1,583,102	$1,298,096
Accumulated depletion and depreciation	(437,599)	(313,391)

Net book value of property, plant and equipment	$1,145,503	$984,705
OTHER ASSETS
Deferred injectant costs	63,023	54,118

Net book value of property, plant and equipment and other assets	$1,208,526	$1,038,823

      As at December 31, 2001, Pengrowth had a surplus in its ceiling test using year-end prices.

      Total estimated undiscounted future site restoration costs are approximately $165.4 million of which $32.6 million has been accrued to date.

6.     Long Term Debt

	2001	2000

Revolving credit facility	$345,456	$286,823
Obligation under capital lease	—	553
Less: current portion of lease obligation	—	(553)

	$345,456	$286,823

      The Corporation has a $415 million revolving credit facility syndicated among nine financial institutions with an extendible 364 day revolving period and a three year amortization term period. In addition, it has a $35 million demand operating line of credit that is currently reduced by outstanding letters of credit in the amount of approximately $14 million. The facilities are secured by a $500 million first fixed and floating

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

charge debenture on all of the Corporation’s assets. In addition, EnergyTrust has issued a guarantee and a $200 million debenture granting a first fixed security interest in the Judy Creek and Swan Hills facilities to the financial institutions in the credit facility. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees vary depending on financial statement ratios and can range from 0.625 percent to 1.125 percent. Interest expense for the year ended December 31, 2001 includes $23,630,851 in cash interest payments (2000 — $15,620,843).

      The credit facility will revolve until June 23, 2002, whereupon it is expected to be renewed for a further 364 days, subject to satisfactory review by the lenders. If the lenders were to convert the facility to a non-revolving term facility, then amounts outstanding under the facility become repayable in 12 equal quarterly installments. As at December 31, 2001, the obligation outstanding under the revolving credit facility is classified as long term debt as the lenders have advised management that subject to the Corporation complying with the terms and conditions of the Credit Agreement, no principal repayments are required in 2002.

      On June 15, 2002, the total amount of letters of credit outstanding will increase to $39 million.

7.     Trust Units

      The authorized capital of Pengrowth is 500,000,000 trust units.

	2001		2000

	Number of		Number of
Trust Units Issued	Units	Amount	Units	Amount

Balance, beginning of year	63,852,198	$974,724	53,639,338	$796,224
Issued for cash	17,622,500	311,974	8,165,000	155,135
Less: issue expenses	—	(18,727)	—	(8,303)
Issued for cash on exercise of stock options	628,828	10,060	1,915,833	29,299
Issued for cash under Distribution Reinvestment (“DRIP”) Plan	136,543	2,568	132,027	2,369

Balance, end of year	82,240,069	$1,280,599	63,852,198	$974,724

      Pursuant to the terms of the Royalty Indenture and the Trust Indenture, there is attached to each royalty unit granted by the Corporation the right to exchange such royalty unit for an equivalent number of trust units. ComputerShare, as Trustee has reserved 18,940 trust units for such future conversion.

     Distribution Reinvestment Plan

      The Distribution Reinvestment Plan (“DRIP”) entitles unitholders to reinvest cash distributions in additional units of EnergyTrust. The trust units under the plan may be acquired in the open market at prevailing market prices or issued from treasury at the weighted average price of all EnergyTrust units traded on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date.

     Trust Unit Option Plan

      Pengrowth has a trust unit option plan under which employees and directors of the Corporation and the Manager are eligible to receive options. As options are issued at the market price on date of grant, no compensation expense is recognized when new options are issued. Under the terms of the plan, up to 10% of the issued and outstanding trust units to a maximum of 7 million units may be reserved for these option grants. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

remaining third on the second anniversary. The options expire five years from the date of grant. As at December 31, 2001, options to purchase 3,106,635 trust units were outstanding (2000 — 2,893,554) that expire at various dates to August 31, 2006.

	2001		2000

		Weighted		Weighted
	Number of	Average	Number of	Average
Trust Unit Options	Options	Exercise Price	Options	Exercise Price

Outstanding at beginning of year	2,893,554	$17.45	4,041,287	$16.16
Granted	905,979	17.66	821,100	18.73
Exercised	(628,828)	16.00	(1,915,833)	15.29
Cancelled	(64,070)	18.98	(53,000)	16.85

Outstanding at year end	3,106,635	17.78	2,893,554	17.45

Exercisable at year end	2,238,406	17.69	2,171,087	17.51

      The following table summarizes information about trust unit options outstanding at December 31,2001:

	Options Outstanding			Options Exercisable

		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Range of Exercise Prices	At 12/31/01	Contractual Life	Exercise Price	At 12/31/01	Exercise Price

$12.00 to $14.99	181,650	2.3 years	$12.68	181,650	$12.68
$15.00 to $16.99	289,220	1.4	15.86	273,720	15.85
$17.00 to $17.99	1,504,759	3.0	17.49	935,953	17.49
$18.00 to $20.50	1,131,006	3.0	19.47	847,083	19.59

$12.00 to $20.50	3,106,635	2.8	$17.78	2,238,406	$17.69

     Share Appreciation Rights

      As at December 31, 2001 and 2000, 426,000 Share Appreciation Rights (“SAR’s”) were held by an officer of Pengrowth. They are fully vested, have a weighted average exercise price of $18.39 and expiry dates ranging from October 15 to December 1, 2002.

      The SAR’s grant the right to receive a Payment Amount equal to any increase in the market price of the 426,000 trust units above the exercise price. Pengrowth may, at its option, satisfy this Payment Amount with either a cash payment or the issue of trust units from treasury based on market prices at the time of exercise. No compensation expense is recognized for the SAR’s until a cash payment is made.

     Trust Unit Savings Plan

      Pengrowth has a trust unit savings plan whereby qualifying employees may contribute from 1 to 10 percent of their basic annual salary. Employee contributions are invested in EnergyTrust units purchased on the open market. Pengrowth matches the employees’ contribution, investing in additional trust units purchased on the open market. Pengrowth’s share of contributions is recorded as compensation expense and amounted to $729,730 in 2001 (2000 — $532,014).

     Trust Unit Margin Purchase Plan

      Pengrowth has a plan whereby the Manager, and employees, directors, and certain consultants of Corporation can purchase trust units and finance up to 75% of the purchase price through an investment

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

dealer, subject to certain participation limits and restrictions. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans. The Corporation has provided a $5 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2001, 2,446,896 trust units were deposited under the plan (2000 — 1,925,518) with a market value of $34.8 million (2000 — $37.0 million) and a corresponding margin loan of $13.9 million (2000 — $11.6 million).

     Redemption Rights

      Trust Units are redeemable at the request of a Unitholder. The redemption right permits Unitholders in the aggregate to redeem a maximum of $25,000 of Trust Units in a month.

8.     Change in Non-Cash Operating Working Capital

	2001	2000

Accounts receivable	$5,244	$(10,193)
Inventory	5,822	(6,742)
Accounts payable and accrued liabilities	(12,567)	21,246
Due to Pengrowth Management Limited	(1,418)	665

	$(2,919)	$4,976

          Change in Non-Cash Investing Working Capital

	2001	2000

Accounts payable for capital accruals	$3,530	$(798)

9.     Income Taxes

      During 2000, the Corporation changed its method of accounting for income taxes from the deferral method to the liability method as described in note 2, and has applied this change retroactively without restating prior periods.

      In 2001, the cost basis for income tax purposes of property, plant and equipment exceeded the net book value by $152,507,000 principally as a result of the acquisition of oil and gas properties during the year. A future tax asset of $64,968,000 has been reduced to nil through a valuation allowance of $64,968,000. In 2000, the net book value of property, plant and equipment exceeded the cost basis for income tax purposes by $102,040,000 and a future income tax liability of $45,510,000 was recorded in respect thereof.

      In 2001, the Corporation made cash payments of $2,702,000 in respect of capital taxes (2000 — $1,827,000).

10.     Related Party Transactions

      Pengrowth Management Limited provides certain services pursuant to a management agreement for which Pengrowth was charged $2,235,224 (2000 — $1,238,000) for acquisition fees and $7,120,419 (2000 — $6,872,570) for a management fee. The law firm controlled by the corporate secretary charged $147,850 (2000 — $284,456) for legal services provided to Pengrowth. A corporate finance firm controlled by a member of the immediate family of the corporate secretary charged $1,513,250 (2000 — nil) for acquisition-related advisory services provided to Pengrowth by the corporate secretary.

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

      The Corporation has provided a $5 million letter of credit to an investment dealer to guarantee amounts owing to the investment dealer. See note 7 — Trust Unit Margin Purchase Plan.

11.     Amounts Per Unit

      The per unit amounts for net income and distributable income are based on weighted average units outstanding for the year. The weighted average units outstanding for 2001 were 70,910,746 units (2000 — 55,672,865 units). In computing diluted net income per unit, 205,453 units were added to the weighted average number of units outstanding during the year ended December 31, 2001 (2000 — 354,331) for the dilutive effect of employee stock options. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

      Distributions are declared payable during the month following the month in which the distributions were earned. Distributions are paid to unitholders on the 15th day of the second month after the distributions are earned. As at December 31, 2001 there was a balance of $823,334 or $0.010 per unit that had been earned but had not yet been paid or declared (2000 — $700,188 or $0.011 per unit).

12.     Financial Instruments

     Interest Rate Risk

      As at December 31, 2001, Pengrowth had entered into interest rate swaps on $100 million of its long term debt for periods of three years ending November 30, 2004 ($75 million) and December 31, 2004 ($25 million) at an average borrowing cost of 4.7825%.

      The estimated fair value of the interest rate swaps has been determined based on the amount that Pengrowth would receive or pay to terminate the contracts at year-end. At December 31, 2001 the amount that Pengrowth would pay to terminate the interest rate swaps is $328,000.

     Foreign Currency Exchange Risk

      Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil price swaps as outlined below.

     Credit Risk

      A portion of Pengrowth’s accounts receivable are with joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The use of commodity price swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better.

     Forward and Futures Contracts

      Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates however, gains or losses on the contracts are offset by changes in the value of Pengrowth’s production.

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

      As at December 31, 2001, Pengrowth had fixed the price applicable to future production as follows:

Financial Swap Contracts

	Crude Oil		Natural Gas

	Volume	Price	Volume
	(bbl/d)	C$/bbl	(MMbtu/d)	Fixed Price

2002	2,000	$35.04	7,000	$3.90 US/MMbtu
2003	—	—	7,000	$3.90 US/MMbtu
2004	—	—	7,000	$3.90 US/MMbtu

      As well, Pengrowth had natural gas fixed price sales contracts which fixed the price on 7,262 mcf/d for 2002 at a price of $2.99 Cdn/mcf.

      The estimated fair value of the crude oil financial swap contracts and the natural gas fixed price sales contracts have been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year-end. At December 31, 2001, the amount Pengrowth would receive if the crude oil and natural gas contracts were terminated would be $1,727,600 and $36,000, respectively.

     Fair Value of Financial Instruments

      The carrying value of financial instruments included in the balance sheet, other than bank debt, approximate their fair value due to their short maturity. The fair value of the Remediation Trust Fund was $6,473,000 (2000 — $5,544,077).

13.	Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles

      The significant differences between Canadian generally accepted accounting principles (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”), as they apply to Pengrowth, are as follows:

      (a) Under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, this “ceiling test” is calculated without application of a discount factor. At December 31, 1998 and 1997 the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $328.6 million and $49.8 million, respectively. At December 31, 2001 and 2000, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

      Where the amount of a ceiling test writedown under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation, and amortization will differ in subsequent years.

      (b) Under U.S. GAAP, the provision for abandonment costs is recorded as a reduction of capital assets.

      (c) Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

      (d) SFAS 123, “Accounting for Stock-based Compensation”, establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by the SFAS 123, Pengrowth has elected to continue to follow the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board Opinion 25 (“APB 25”). Since

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

all options were granted with an exercise price equal to the market price at the date of the grant, no compensation cost has been charged to income.

      Had compensation cost for Pengrowth’s stock options been determined based on the fair market value at the grant dates of the awards consistent with methodology prescribed by SFAS 123, “Accounting for Stock-Based Compensation”, Pengrowth’s net income and net income per unit for years ended December 31, 2001 and 2000 would have been the pro forma amounts indicated below:

	Years ended
	December 31,

	2001	2000

Net income:
As reported	$110,748	$150,654
Pro forma	110,457	150,498
Net income per unit:
As reported	$1.56	$2.71
Pro forma	1.56	2.70

      Under the provisions of SFAS 123 the pro forma disclosures above include only the effects of stock options granted by Pengrowth subsequent to December 31, 1996. During this initial phase-in period, the pro-forma disclosures as required by SFAS 123 are not representative of the effects on reported income for future years as options vest over several years and additional awards are generally made each year.

      The weighted average fair market value of options granted in 2001 and 2000 was $0.50 and $0.26 per option respectively. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions for 2001 and 2000 respectively: risk-free interest rate of 4 and 5 percent, dividend yield of 14.0 and 19.0 percent, volatility of 27 and 16 percent, normalized dilution of 7 percent and liquidity discount of 10 percent for both years, and expected life of five years in both years.

      APB 25 also requires recognition of compensation cost with respect to Stock Appreciation Rights granted to employees. No compensation cost results from application of the above provisions for the year ended December 31, 2001. Application of provisions of APB 25 resulted in a compensation cost of $510,000 for the year ended December 31, 2000 for U.S. GAAP purposes.

      (e) Marketable securities held by Pengrowth are classified as available-for-sale in accordance with definitions of SFAS 115. Under provisions of this Statement, available-for-sale securities are reported at the fair value, with unrealized holding gains and losses included in comprehensive income and reported as a separate component of unitholders’ equity until realized.

      (f) SFAS 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

      (g) Statement of Financial Accounting Standards No. 133, “Accounting for Derivative instruments and Hedging Activities” (SFAS 133), is effective for all fiscal years beginning after June 15, 2000. Pengrowth has implemented the standards set out in SFAS 133 for the fiscal year commencing January 1, 2001, with no restatement of prior periods. SFAS 133 establishes new accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

      On initial adoption of SFAS No. 133 on January 1, 2001, additional liabilities of $2.1 million were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as cash flow hedges. A charge of $2.1 million relating to the fair value of these hedges was recognized in other comprehensive income as the cumulative effect of the initial adoption os SFAS No. 133.

      At December 31, 2001, $2,522,000 has been recorded as an asset in respect of the fair value of crude oil and natural gas hedges outstanding at year-end with a corresponding increase in other comprehensive income. This amount will be amortized against crude oil and natural gas sales over the remaining terms of the related hedges. Also at December 31, 2001, a liability of $328,000 has been recorded in respect of the fair value of interest rate swaps outstanding at year-end with a corresponding decrease in other comprehensive income.

Consolidated Statements of Income and Distributable Income

      The application of U.S. GAAP would have the following effect on net earnings as reported:

	Years ended December 31

	2001	2000

	(Stated in thousands of
	Canadian Dollars, except
	per unit amounts)
Net income for the year, as reported	$85,150	$123,215
Adjustments net of tax
Depletion and depreciation (a)	25,598	27,949
Compensation cost (d)	—	(510)

Net income for the year — U.S. GAAP	$110,748	$150,654
Other comprehensive income:
Cumulative effect of the initial adoption of SFAS No. 133 (f)(g)	2,128	—
Unrealized hedging gains (f)(g)	2,522	—
Unrealized hedging losses (f)(g)	(328)	—
Realized gain on available-for-sale securities (e)(f)	—	(1,613)

Comprehensive income — U.S. GAAP	$115,070	$149,041

Net income per unit — U.S. GAAP — Basic	$1.56	$2.71

— Diluted	$1.56	$2.67

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

Consolidated Balance Sheets

      The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:

	As Reported	Increase (Decrease)	U.S. GAAP

	(Stated in thousands of Canadian Dollars)
December 31, 2001
Assets:
Capital assets (a)(b)	$1,208,526	$(328,895)	$879,631
Unrealized hedging gain (g)	—	2,522	2,522

		$(326,373)

Liabilities:
Provision for abandonment costs (b)	$32,591	$(32,591)	$—
Unrealized hedging loss (g)	—	328	328
Unitholders’ equity:
Other comprehensive income (f)(g)	—	2,194	2,194
Trust Unitholders’ Equity (a)	817,203	(296,304)	520,899

		$(326,373)

December 31, 2000
Assets:
Capital assets (a)(b)	$1,038,823	$(347,187)	$691,636

		$(347,187)

Liabilities:
Provision for abandonment costs (b)	$25,285	$(25,285)	$—
Other (d)	—	510	510
Unitholders’ equity:
Trust Unitholders’ Equity (a)	641,965	(322,412)	319,553

		$(347,187)

Additional Disclosures Required Under U.S. GAAP

      The components of accounts receivable are as follows:

	December 31,

	2001	2000

Trade	$20,292	$27,716
Prepaids	3,968	2,795
Other	3,599	2,592

	$27,859	$33,103

PENGROWTH ENERGY TRUST

Notes to Consolidated Financial Statements — (Continued)

      The components of accounts payable and accrued liabilities are as follows:

	December 31,

	2001	2000

Accounts payable	$19,566	$29,573
Accrued liabilities	11,793	10,823

	$31,359	$40,396